SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2010

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant's name into English)

411, Yeongdong-daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

On October 18, 2010, a consortium including Korea Electric Power Corporation (“KEPCO”) was selected by Abu Dhabi Water & Electricity Authority (“ADWEA”), a state-run utilities provider in the United Arab Emirates (“UAE”), as the preferred bidder in the international bidding for the construction and operation of the combined-cycle natural gas-fired electricity generation facilities in Shuweihat, UAE with an expected aggregate generation capacity of 1,600 megawatts. This project is expected to involve three years of construction starting from March 2011, and operation for 25 years from March 2014 to March 2039. The total project cost is currently estimated to be US$1.5 billion, of which approximately 20% will be financed through equity investments by the consortium members and the remaining 80% through project financing. Equity interests in the consortium are owned by ADWEA (60.0%), Sumitomo (20.4%) and KEPCO (19.6%), subject to further change. The total amount of KEPCO’s equity investment in the project is expected to be approximately Won 60.4 billion, and KEPCO plans to participate in this project through a special purpose vehicle.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/S/ SHIN, CHANG-KEUN
Name:	Shin, Chang-Keun
Title:	Vice President

Date: October 19, 2010